UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018; and

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018.

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018.

As previously announced, on May 31, 2018, Seaspan Corporation (the “Company”) and Fairfax Financial Holdings Limited, through certain affiliates (collectively, “Fairfax”), entered into a definitive agreement (the “Agreement”) pursuant to which Fairfax, among other things, agreed to exercise the warrants that were issued by the Company in February 2018 to purchase 38,461,539 Class A common shares of the Company (“February Common Shares”) at an exercise price of $6.50 per share (the “February Warrants”), such exercise to occur in July 2018 (the “Warrant Exercise”). On July 16, 2018, Fairfax exercised the February Warrants and received the February Common Shares.

In consideration for the early exercise of the Warrants by Fairfax, the Company agreed pursuant to the Agreement to, among other things, (1) issue to Fairfax warrants to acquire 25,000,000 Common Shares (the “July Warrants”), and (2) amend the terms of the debentures that were issued on February 14, 2018 (the “2025 Notes”) to allow Fairfax to require the Company to repurchase some or all of the Notes on each respective anniversary date of issuance to the respective seven year maturity date.

Warrant Agreement

On July 16, 2018, the Company entered into a warrant agreement (the “Warrant Agreement”) with Fairfax. The Warrant Agreement establishes the terms of the July Warrants to purchase 25,000,000 Class A common shares of the Company (the “Common Shares”) issued by the Company to Fairfax. The Warrant Agreement provides that each July Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $8.05 (subject to adjustments provided in the Warrant Agreement), which July Warrant is exercisable at any time prior to July 16, 2025. Holders of the July Warrants may exercise the July Warrants by paying cash or through a cashless exercise. At any time after July 16, 2022, the Company may require all holders of July Warrants to exercise their July Warrants, in whole or in part, if the fair market value of a Common Share, as determined in accordance with the Warrant Agreement, equals or exceeds two times the exercise price on the third trading day prior to the date on which the Company delivers notice of the required exercise. The number of Common Shares issuable upon exercise of the July Warrants is subject to certain anti-dilution adjustments for, among other things: splits or combinations of Common Shares; distributions on Common Shares paid in Common Shares, other securities, property or rights; dividends in excess of the current quarterly rate; a Company tender or exchange offer; issuances of Common Shares (or securities convertible into or exchangeable for Common Shares) in non-public offerings at a per Common Share price below a specified discount to the then Common Share fair market value; and similar transactions. If Fairfax breaches its obligation under the Agreement to conclude a subsequent exercise of additional warrants in January 2019, one half of the July Warrants will be cancelled.

The Warrant Agreement is filed as Exhibit 4.9 to this Report on Form 6-K and is incorporated herein by reference. The description of the Warrant Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Warrant Agreement.

Registration Rights Agreement

On July 16, 2018, the Company and Fairfax entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company has agreed, on or prior to 75 days after July 16, 2018 (the “Issue Date”), to file a registration statement covering the resale of the Common Shares issuable upon exercise of the July Warrants (the “Registrable Securities”).

The Registration Rights Agreement further provides Fairfax with the right to demand that the Company register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Securities in any underwritten offering of Common Shares initiated by the Company or any other shareholder, subject to customary exceptions and limitations.

The Company will be obligated to pay cash payments to the holders of July Warrants, as applicable, if, among other things, (a) it fails to comply with its obligations to register the Registrable Securities within the time period specified in the Registration Rights Agreement, or (b) the applicable registration statements cease to be effective or the Company suspends use of such registration statements by the holders of the July Warrants under certain circumstances and beyond permitted time periods. The Registration Rights Agreement provides that all registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by the Company.

The Registration Rights Agreement is filed as Exhibit 4.10 to this Report on Form 6-K and is incorporated herein by reference. The description of the Registration Rights Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Registration Rights Agreement.

Supplemental Indenture Relating to 5.50% Senior Notes due 2025

As described above, on July 16, 2018, the Company obtained the consent (the “Consent”) from the holders (the “2025 Noteholders”) of the 2025 Notes, issued pursuant to a base indenture, dated as of October 10, 2017 (the “Base Indenture”), by and between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by a second supplemental indenture, dated as of February 14, 2018 (the “Second Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a third supplemental indenture, dated as of February 22, 2018 (the “Third Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fourth supplemental indenture (the “Fourth Supplemental Indenture”), dated as of March 22, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fifth supplemental indenture, dated as of March 26, 2018 (the “Fifth Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a sixth supplemental indenture, dated as of March 26, 2018 (the “Sixth Supplemental Indenture”) by and among the Company, the subsidiary guarantors specified therein and the Trustee, and a seventh supplemental indenture, dated as of June 8, 2018 (the “Seventh Supplemental Indenture” and, together with the Base Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and the Sixth Supplemental Indenture, the “Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee to, among other things, amend the indenture to grant the holders thereof the right to require the Company to repurchase the 2025 Notes in whole or in part on each anniversary date of issuance to the seven year maturity date.

In connection with the Consent, the Company entered into an eighth supplemental indenture, dated as of July 16, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, pursuant to which the modifications that were approved by the 2025 Noteholders as part of the Consent became operative.

The Eighth Supplemental Indenture is filed as Exhibit 4.8 to this Report on Form 6-K and is incorporated herein by reference. The description of the Eighth Supplemental Indenture in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Eighth Supplemental Indenture.

The Company issued a press release announcing the completion of the first tranche of warrant investment with Fairfax and related transactions on July 16, 2018, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

4.1	Indenture, dated as of October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on October 12, 2017).

4.2	Second Supplemental Indenture, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 14, 2018).

4.3	Third Supplemental Indenture, dated as of February 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.4	Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.5	Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.6 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.6	Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.7	Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on June 11, 2018.

4.8	Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

4.9	Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein.

4.10	Registration Rights Agreement, dated July 16, 2018, by and between Seaspan Corporation and the Investors specified therein.

99.1	Press Release dated July 16, 2018 and titled “Seaspan Completes First Tranche of Warrant Investment With Fairfax Financial Holdings Limited.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 16, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson
Title: Chief Financial Officer